Exhibit (a)(1)(C)

Letter to Broker, Dealers, Commercial Banks, Trust Companies, and Other Nominees

For Tender of Shares of Class A Common Stock

of

GAIAM, INC.

OFFER TO PURCHASE IN CASH UP TO AN AGGREGATE OF 12.0 MILLION

SHARES OF ITS CLASS A COMMON STOCK OR

ITS VESTED AND EXERCISABLE OPTIONS TO PURCHASE SHARES OF CLASS A COMMON STOCK

AT A PURCHASE PRICE EQUAL TO $7.75 PER SHARE AND

$7.75 PER OPTION (LESS THE APPLICABLE OPTION EXERCISE PRICE)

PURSUANT TO THE OFFER TO PURCHASE DATED MAY 20, 2016

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,

ON MONDAY, JUNE 27, 2016, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

May 20, 2016

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Gaiam, Inc. (“Gaiam,” the “Company,” “we,” “us,” or “our”) is offering to purchase for cash up to an aggregate of 12.0 million of (i) its issued and outstanding shares of Class A Common Stock, $0.0001 par value per share (the “Shares”) at a purchase price equal to $7.75 per Share or (ii) vested and exercisable options to purchase shares of its Class A Common Stock (each, an “Option” and, together with the Shares, “Securities”)) at a purchase price equal to $7.75 per Option, less the applicable exercise price of such Option (in the case of each of the Securities, net to the seller in cash, less any applicable withholding taxes and without interest (the “Purchase Price”)), upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal and Election to Tender Options and the other materials filed as exhibits to the Issuer Tender Offer Statement on Schedule TO (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). If more than 12.0 million Securities are properly tendered and not properly withdrawn, all of the tendered Options and all of the Shares tendered by holders of less than 100 shares (“odd lots”) who tender all of such Shares will be purchased and the number of Shares (other than Shares held in odd lots) tendered by each holder will be subject to proration, as described in Section 1 (“Number of Securities; Purchase Price; Proration”) of the Offer to Purchase. The tender offer will expire at 5:00 p.m., New York City time, on Monday, June 27, 2016 (such date and time, as the same may be extended, the “Expiration Date”), unless extended or terminated.

Unless the context requires otherwise, all references to Shares shall refer to the shares of Class A Common Stock, $0.0001 par value per share, of Gaiam. All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Gaiam will purchase all Shares validly tendered and not properly withdrawn upon the terms and subject to the conditions set forth in the Offer, including the provisions relating to proration described in the Offer to Purchase and appropriate adjustments to avoid purchases of fractional Shares. Shares not purchased because of proration will be returned promptly after the Expiration Date at Gaiam’s expense to the shareholders who tendered such Shares. Under no circumstances will Gaiam pay interest on the Purchase Price for the Shares tendered, regardless of any extension of the Offer or any delay in making payment.

Gaiam expressly reserves the right, in its sole discretion, to elect to purchase in the Offer an additional 2% of outstanding Shares and 2% of outstanding Options, subject to applicable law. See Section 1 of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase dated May 20, 2016;

2.	The Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9) for your use and for the information of your clients, together with the accompanying Form W-9; and

3.	A printed form of letter which you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with an instruction form provided for obtaining the clients’ instructions with regard to the Offer.

Certain conditions of the Offer are described in Section 6 of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 12:00 5:00 p.m., at the end of the day, New York City time, on Monday, June 27, 2016, unless the Offer is extended.

For Shares to be tendered properly pursuant to the Offer the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or (in the case of book-entry transfer) an “Agent’s Message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary.

Gaiam will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Shareholders holding their Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee, are urged to consult their nominees to determine whether transaction costs may apply if shareholders tender Shares through the nominees and not directly to the Depositary. Gaiam will, however, upon request, reimburse brokers, dealers and commercial banks for reasonable and necessary costs and expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Gaiam, the Information Agent or the Depositary for purposes of the Offer. Gaiam will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in the Offer to Purchase.

Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the Offer should be addressed to Georgeson LLC, as Information Agent, at 480 Washington Blvd., 26th Floor, Jersey City, New Jersey 07310, by telephone at 866-278-8941 (toll free), or by email at gaiam.georgeson.com.

Very truly yours,

Gaiam, Inc.

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF GAIAM, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.